The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 7, 2021

To whom it may concern:

Company Name:	Maruka Corporation
Representative:	Kunihiko Iida
President and Representative Director
(Tokyo Stock Exchange Securities Code: 7594)
Contact:	Naoto Shimabayashi
Executive Officer, Head of Administration Division
(Tel: 06-6450-6823)

Company Name:	Furusato Industries, Ltd.
Representative:	Ryohei Furusato
President and Representative Director
(Tokyo Stock Exchange Securities Code: 8087)
Contact:	Taketsugu Fujii
Director, General Manager of the Administration Headquarters
(Tel: 06-6946-9605)

1

Notification Regarding Integration of Maruka Corporation and Furusato Industries, Ltd. through Establishment of Joint Holding Company (Share Transfer)

Maruka Corporation (“Maruka”) and Furusato Industries, Ltd. (“Furusato”) have reached an agreement with respect to the establishment of MARUKA FURUSATO Corporation, which will be the wholly owning parent company of both companies (the “Joint Holding Company”), through a joint share transfer (the “Share Transfer”) scheduled to become effective on October 1, 2021 (the “Integration”). As of May 7, 2021, pursuant to the resolution of the respective meetings of the Boards of Directors of Maruka and Furusato held on May 7, 2021, both companies have entered into an agreement on management integration concerning the Integration (the “Integration Agreement”), and have prepared a share transfer plan regarding the Share Transfer (the “Share Transfer Plan”), as described below:

The execution of the Integration and the Share Transfer is subject to the approval of the general meetings of shareholders of Maruka and Furusato, respectively, and any other permits and approvals required for the Integration.

1.	Background and Purpose of the Integration
(1)	Background

Maruka was established in 1946 as a trading company that conducts domestic sales and the import and export of various goods, including paper, woolen textiles, bicycles, bearings and tools. Since then, Maruka has operated a wide range of businesses in Japan and abroad as a trading company specializing in industrial and construction machinery. With respect to the Industrial Machinery Division, Maruka sells machine tools, forming machinery, injection molding machinery and other machinery directly to its customers in Japan and abroad. In particular, through the global network consisting of 23 overseas bases through local subsidiaries in North America, Asia and China, Maruka engages actively in sales activities such as sales and maintenance to local companies and Japanese companies and support to Japanese companies in their overseas expansion. With respect to the Construction Machinery Division, with the aim to expand business areas and to enhance profitability, Maruka acquired Japan Rental Co., Ltd., which operated a rental business of construction machinery and undertook contracting work at height, in 2003, and sells and rents out aerial work platforms, cranes and other vehicles.

Maruka has strived to be a company that meets the expectations of society through its guiding philosophy “Sincerity is Everything in Life”, its mottoes “Sincere Service” and “Unique Solutions” and its mission “Customer Satisfaction”. As a trading company specializing in machinery that will continue to contribute to the manufacturing of products around the world based on this management spirit, Maruka aims to further strengthen its sales of industrial and construction machinery as well as expanding the business of peripheral categories, such as parts and consumable goods, improving its earning power by strengthening its engineering capability through the incorporation of manufacturer functions into group companies, investing more management resources in overseas markets, expanding into growing fields such as food machinery and EV through M&A, and strengthening management practices by improving profitability.

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On the other hand, since its establishment in 1959, Furusato has been engaged in the manufacture, purchase and sale of steel frame building supplies. Amid an increase in market share in a relatively small market and market contraction in a period of slow growth, in 2000, Furusato acquired G-net Corporation, a machine and industrial tool wholesaler, in order to ensure its growth by expanding its business areas, and commenced the sales of machines and industrial tools to the domestic manufacturing industry. In 2007, it acquired Gifu Shoji, Co., Ltd. in order to further develop the machine and industrial tool business and build its own strength. Moreover, intending to develop the minor security business as a core business of the Furusato Group, it acquired Security Design, Inc. in 2016, and has been expanding the business in the crime prevention and surveillance market.

The Furusato Group has expresses its ideal through the group philosophy, OUR VISION “Hoping for a sustainable society, being responsible for the continuing growth of the group and our employees work energetically,” and specifies what its employees should do in OUR MISSION “Creating value for many people with unique ideas and engaging in meaningful activities.” In accordance with this group philosophy, it has set out the group’s basic policy “Promoting value-based management by unique ideas.” Based on the principle of business portfolio management*, the Furusato Group aims to enhance competitiveness in different businesses, secure a revenue base by pursuing customer satisfaction, create a new business through synergies between businesses, re-challenge overseas business fields, acquire volumes and functions through M&A and alliances and increase corporate value through the promotion of capital cost management.

As described above, both companies have been considering alliances, including their integration, in order to address challenges in their respective business areas, achieve expansion of operation results, enhance corporate value and accelerate further growth and development. By using the strengths of both companies under the platform strategy* for creating optimal value, the companies have come to realize that they will be able to overcome their respective challenges and create even greater synergies.

Under such circumstances, both companies have been engaged in broad discussions for the purpose of maximizing their corporate value since around September 2019. In the course of considering various solutions to its business challenges, Furusato made contact with business consultants and financial institutions, and after considering and discussing measures, including implementing alliances with companies that are in the same business environment and are likely to face similar business challenges, Furusato considered Maruka as a candidate for an alliance company that could be expected to achieve significant synergies and enhance corporate value early. Triggered by the proposal of integration by Furusato to Maruka in June 2020, both companies have commenced full-fledged discussions. On the other hand, Maruka has also been considering business challenges as mentioned above variously, and upon receiving the proposal of management integration from Furusato, Maruka proceeded to consider the resolution of business challenges and the enhancement of corporate value through the proposal. Through these discussions, the companies have confirmed that they can complement their challenges and strengths, and have reached a common understanding that establishing a presence as an engineering trading company is the best way to maximize their corporate value. As a result, Maruka and Furusato have decided to establish a joint holding company to integrate their management based on an equal footing.

* Business portfolio management: Business approach that diversifies risks and secures profitability, stability and growth potential by operating multiple businesses with different business models and economic sensitivities. The current life cycle of each business is identified and management capital is distributed to areas with higher growth potential. Moreover, by withdrawing the businesses that have lost a competitive advantage, a viable business portfolio is constructed.

* Platform strategy: A strategy that defines a mechanism for providing optimal value to users in each business as a platform, and continues to seek the perfect form of the required platform by complementing the lacking pieces (functions and scales) in each business area.

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(2)	Purpose

Through the Integration, both companies will develop their platform strategy by achieving the synergy described below and strive to enhance their corporate value as an engineering trading company that fully supports manufacturing. It is expected that approximately 2 billion yen of synergy effects will be achieved by 2025 on a consolidated operating profit basis.

(i)	Synergy through increased transaction volumes in machine tools

Although both companies sell a certain amount of machine tools in Japan, most of their brands do not overlap, and cross-selling will enable them to expand the lineup and satisfy the diverse needs of users. In addition, costs will be reduced due to favorable procurement conditions.

With respect to the brands for which both companies have purchasing channels, the transaction volume will be increased as a result of the Integration. Then, by establishing a close relationship with manufacturers, we can provide various benefits such as offering a wider range of products and providing services under better conditions, and we can expect more effects than we can obtain from the total transaction volume, such as strengthening the relationship with users.

Furthermore, by utilizing Maruka’s domestic sales channel, both companies strive to achieve a comprehensive solution by providing a one-stop service through the cross-selling of Furusato’s equipment and tools and consumable goods centered on peripheral equipment of machine tools with Maruka’s machine tools.

(ii)	Expansion of robot system integrator business

Both companies have been strengthening their design and engineering functions to strengthen their ability to propose and introduce robotic automation lines, the demand of which is expected to increase, in order to address the declining birthrate and aging population and to improve production efficiency. The expansion of engineering functions and the strengthening of proposal capabilities will contribute to establishing their presence as an engineering trading company, enabling both companies to improve their ability to respond to diverse user needs. With these expanded and enhanced output functions, it is possible to efficiently manufacture and deliver the number of projects expected to increase due to orders of both companies.

(iii)	Collaboration in global market

By taking advantage of Maruka’s global network consisting of 23 locations, mainly in North America and Asia, both companies will be able to develop high-quality and comprehensive sales operations that include industrial machinery as well as peripheral equipment and consumable goods.

By further expanding their lineup of machinery and peripheral equipment centered on private brands that are developed in Japan and expanding it overseas, both companies strive to meet the user’s needs in a one-stop manner.

(iv)	Improvement of ability to generate cash flow through efficiency of management resources and strategic investments

Both companies strive to improve their ability to generate cash flow by allocating management capital to areas with high growth potential and securing the profitability and stability of the entire group through the mutual utilization of domestic and overseas bases and optimization of the allocation of human resources as well as concentrating management resources in strategic areas.

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2.	Summary of the Share Transfer
(1)	Schedule of the Share Transfer
Record date for the ordinary general meeting of shareholders (Furusato)	March 31, 2021 (Wed)
Meeting of board of directors for approval of the Integration Agreement and the Share Transfer Plan (both companies)	May 7, 2021 (Fri) (Today)
Conclusion of the Integration Agreement and preparation of the Share Transfer Plan (both companies)	May 7, 2021 (Fri) (Today)
Public notice of the record date for the extraordinary general meeting of shareholders (Maruka)	(Scheduled on) May 18, 2021 (Tue)
Record date for the extraordinary general meeting of shareholders (Maruka)	(Scheduled on) June 2, 2021 (Wed)
Ordinary general meeting of shareholders for approval of the Share Transfer Plan (Furusato)	(Scheduled on) June 21, 2021 (Mon)
Extraordinary general meeting of shareholders for approval of the Share Transfer Plan (Maruka)	(Scheduled on) July 16, 2021 (Fri)
Date of delisting of stocks (both companies)	(Scheduled on) September 29, 2021 (Wed)
Incorporation and registration of the Joint Holding Company (Effective date)	(Scheduled on) October 1, 2021 (Fri)
Listing of shares of the Joint Holding Company	(Scheduled on) October 1, 2021 (Fri)

During the procedures, the above schedule is subject to change upon consultation between both companies if the necessity arises in the course of the proceedings for the Integration or under any other circumstances.

(2)	Method of the Share Transfer

The Share Transfer will consist of a joint share transfer whereby Maruka and Furusato will become the wholly owned subsidiaries and the newly established Joint Holding Company will become the wholly owning parent company.

(3)	Details of Allotment in the Share Transfer (Share Transfer Ratio)
	Furusato	Maruka
Share Transfer Ratio	1	1.29

(Note 1) Details of Share Allotment in the Share Transfer

One (1) share of common stock of the Joint Holding Company for One (1) share of common stock of Furusato, and 1.29 share of common stock of the Joint Holding Company for One (1) share of common stock of Maruka will be allotted. Provided, however, that the above share transfer ratio is subject to change upon consultation between both companies in the event of any material change to the conditions upon which the calculations are based.

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One unit of shares of the Joint Holding Company shall consist of 100 shares.

If the number of shares of common stock of the Joint Holding Company which is to be delivered to a shareholder of Maruka or of Furusato through the Share Transfer contains any fraction less than one share, the Joint Holding Company will pay the relevant shareholder a cash amount corresponding to such fractional portion less than one share, pursuant to Article 234 of the Companies Act and other relevant laws and regulations.

(Note 2) Number of New Shares in the Joint Holding Company to be delivered through the Share Transfer (scheduled): 25,587,817 shares of common stock

The above number has been calculated based on the total number of issued and outstanding shares in Maruka as of February 28, 2021 (9,327,700 shares) and the total number of issued and outstanding shares in Furusato as of March 31, 2021 (14,574,366 shares). Provided, however, that the treasury shares Maruka held as of February 28, 2021 (747,186 shares), the treasury shares Furusato held as of March 31, 2021 (55,412 shares) and the treasury shares acquired through the purchase of shares in connection with a share purchase request by a dissenting shareholder as set forth in Article 806, Paragraph 1 of the Companies Act that is exercised in connection with the Share Transfer, have been excluded in calculating the above number due to the fact that Maruka and Furusato plan to cancel their respective treasury shares that they currently hold or will newly acquire by the effective date of the Share Transfer, to the extent practicable. As the number of treasury shares, which are actually canceled by the effective date of the Share Transfer, is currently not yet fixed, the number of said shares to be issued by the Joint Holding Company may be changed.

(Note 3) Treatment of shares less than one unit

Maruka and Furusato will apply for the listing of the shares of the Joint Holding Company, which are to be allotted to the shareholders of Maruka and Furusato through the Share Transfer, on the Tokyo Stock Exchange. If such application is approved, the shares of the Joint Holding Company will be traded on the Tokyo Stock Exchange. Therefore, we believe that we may continue to provide liquidity for the shares of the Joint Holding Company to the shareholders of Maruka or Furusato, who will be allotted shares of the Joint Holding Company in such number equal to or more than 100 shares, which is the number of shares constituting one unit of shares of the Joint Holding Company, by holding 78 shares or more of Maruka or 100 shares or more of Furusato or otherwise.

The shareholders of Maruka or Furusato, who are allotted with the shares of the Joint Holding Company in such number less than 100 shares, may not sell such allotted shares on the Tokyo Stock Exchange or any other financial instruments exchange; however, such shareholders holding shares less than one unit may request the Joint Holding Company to purchase such shares, or alternatively, pursuant to such provisions to be specified in the articles of incorporation of the Joint Holding Company, they will also be able to purchase the shares from the Joint Holding Company, in such number, which, together with such shares less than one unit they hold, will constitute one unit.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights accompanied by the Share Transfer

Maruka and Furusato have not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Treatment of Treasury Shares

Maruka and Furusato plan to cancel their respective treasury shares that they currently hold or will newly acquire by the effective date of the Share Transfer, to the extent practicable.

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(6)	Dividends of Surplus

Maruka plans to distribute dividends of surplus with a limit of JPY 20 per share, where the Record Date is May 31, 2021.

On the other hand, Furusato plans to distribute dividends of surplus with a limit of JPY 35.5 per share, where the Record Date is March 31, 2021.

Taking into account the business environment, financial position and any other similar issues after the establishment of the Joint Holding Company, the both companies will continue to consider various shareholder return policies by the Joint Holding Company, including submitting a proposal for a commemorative dividend for the business integration at the first ordinary general meeting of shareholders of the Joint Holding Company.

3.	Grounds for Details of Allotment in the Share Transfer
(1)	Grounds and Reasons for Details of Allotment

For the calculation of the Share Transfer Ratio as set forth in “(3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Share Transfer” above, Maruka appointed Nomura Securities Co., Ltd. (“Nomura Securities”) and Furusato appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as their independent financial advisors and the independent calculation agents, respectively, to ensure the fairness and appropriateness of the Share Transfer Ratio.

Based on the results of the calculation of the Share Transfer Ratio and advice received from Nomura Securities, the independent calculation agent as described in “(i) Acquirement of calculation reports from the independent calculation agent” under “(4) Measures to Ensure Fairness” below, legal advice from Kitahama Partners as described in “(ii) Advices from independent law firms” under “(4) Measures to Ensure Fairness” below, and the results of various due diligence surveys conducted on Furusato by Maruka and its advisors, and after careful discussions and examinations considering the financial conditions, business performance trends, share price trends or any other similar issues of both companies, Maruka has concluded that the Share Transfer Ratio described in “(3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Share Transfer” above is appropriate and the Share Transfer will contribute to the interests of the shareholders of Maruka.

Based on the results of the calculation of the Share Transfer Ratio and advice received from Mitsubishi UFJ Morgan Stanley Securities, the independent calculation agent as described in “(i) Acquirement of calculation reports from the independent calculation agent” under “(4) Measures to Ensure Fairness” below, the legal advice from Anderson Mori & Tomotsune as described in “(ii) Advices from independent law firms” under “(4) Measures to Ensure Fairness” below, and the results of various due diligence surveys conducted on Maruka by Furusato and its advisors, and after careful discussions and examinations considering the financial conditions, business performance trends, share price trends or any other similar issues of both companies, Furusato has concluded that the Share Transfer Ratio described in “(3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Share Transfer” above is appropriate and the Share Transfer will contribute to the interests of the shareholders of Furusato.

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Based on such calculation results and/or analyses by the independent calculation agents and the advices of the legal advisors, as well as the results of the due diligence conducted by each company on the other company, both companies comprehensively took into account factors such as the financial conditions, future prospects, and share price trends of both companies and repeatedly and carefully negotiated and/or deliberated on multiple occasions. Finally, both companies reached the conclusion that the Share Transfer Ratio described in “(3) Details of Allotment in the Share Transfer (Share Transfer Ratio)” under “2. Summary of the Share Transfer” above is appropriate and will contribute to the interests of the shareholders of both companies. At the board of directors’ meetings of both companies held today, the execution of the Integration Agreement was resolved, the Integration Agreement was entered into and the Share Transfer was jointly prepared.

(2)	Matters Concerning Calculation
(i)	Names of calculation agents and the relationship with listed companies and the other party

Neither Nomura Securities nor Mitsubishi UFJ Morgan Stanley Securities is a party related to Maruka and Furusato, and neither Nomura Securities nor Mitsubishi UFJ Morgan Stanley Securities has any material interest to be described with respect to the Share Transfer.

(ii)	Summary of calculation

For the calculation of the Share Transfer Ratio, Nomura Securities adopted (a) an average market share price analysis due to the fact that the shares of Maruka and Furusato are both listed on the First Section of the Tokyo Stock Exchange and their respective market share prices exist, (b) a comparable company analysis, through which Nomura Securities is able to infer the value of shares of both the companies as there are multiple similar listed companies comparable to them and (c) a discounted cash flow analysis (“DCF Analysis”) in order to reflect the status of future business activities in the evaluation, respectively.

The calculation results pursuant to each method are as follows. The calculation range of the Share Transfer Ratio below shows the calculation range of the number of shares of the Joint Holding Company to be allotted for each common share of Maruka, when one (1) common share of the Joint Holding Company is allotted for one (1) common share of Furusato.

Adopted Method	Calculation Range of Share Transfer Ratio
Average market share price analysis	1.49 - 1.54
Comparable company analysis	0.78 - 0.94
DCF Analysis	1.12 - 1.37

For the average market share price analysis, where May 6, 2021 is the record date, Nomura Securities made calculation based on the closing price on the record date, the average closing price for five (5) business days from April 26, 2021 to the record date, the average closing price for one (1) month from April 7, 2021 to the record date, the average closing price for three (3) months from February 8, 2021 to the record date and the average closing price for six (6) months from November 9, 2020 to the record date.

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Nomura Securities, in calculating the Share Transfer Ratio above, relied upon the information furnished by both companies, publicly available information and any other similar information. Nomura Securities assumes that such information is all accurate and complete, and has not independently verified such accuracy and completeness. Nomura Securities has not independently valued, appraised or assessed the assets or liabilities (including any derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of both companies and their respective affiliates (including analyzing and valuing individual assets and liabilities), nor has it engaged any third party institution for an appraisal or assessment. The calculation of the Share Transfer Ratio by Nomura Securities reflects the information and economic conditions as of May 6, 2021. In addition, Nomura Securities assumes that the financial forecast and any other forward-looking information of Maruka were reasonably made by the management of Maruka based on the best currently possible and good faith forecasts and judgments, that the financial forecast and any other forward-looking information of Furusato were reasonably reviewed and confirmed by the management of Maruka based on the best currently possible and good faith forecasts and judgments, and that the financial conditions of Maruka and Furusato will change in accordance with such forecasts.

The synergy effects resulting from the Integration are not included in the business plans of Maruka and Furusato, which Nomura Securities used as the basis for the calculation pursuant to the DCF Analysis. The business plan of Maruka for the period from the fiscal year ending November 2021 up to the fiscal year ending November 2025, which Nomura Securities used as the basis for the calculation pursuant to the DCF Analysis, includes such fiscal year, in which a significant increase or decrease in profit is expected. Specifically, in the fiscal year ending November 2022, we expect a significant increase in profit compared to the previous fiscal year, as facility investment by customers, which has been restrained by the impact of the novel coronavirus (COVID-19), recovers in earnest. In the fiscal year ended November 2023, we expect a significant increase in profit compared to the previous fiscal year, as we expand our staffing in four regions of the world, namely Japan, the Americas, China and Southeast Asia, and further strengthen our engineering functions. The business plan of Furusato for the period from the fiscal year ended March 2021 up to the fiscal year ending March 2024, which Nomura Securities used as the basis for the calculation pursuant to the DCF Analysis, includes such fiscal year, in which a significant increase or decrease in profit is expected. Specifically, in the fiscal year ending March 2023, we anticipate that sales revenues from steel construction materials, equipment and tools and machinery equipment will increase in line with large-scale developments in the Tokyo metropolitan area and increased capital investment by private companies, both of which have been restrained by the impact of the novel coronavirus (COVID-19). Therefore, we expect a significant increase in profit compared to the previous fiscal year.

For the calculation of the Share Transfer Ratio, Mitsubishi UFJ Morgan Stanley Securities adopted (a) a market share price analysis due to the fact that the shares of Maruka and Furusato are both listed on the financial instruments exchange and their respective market share prices exist, (b) a comparable company analysis, through which Mitsubishi UFJ Morgan Stanley Securities is able to infer the value of shares of both the companies as there are multiple similar listed companies comparable to them and also (c) a DCF Analysis in order to reflect the status of future business activities in the evaluation, respectively.

For the market share price analysis, where May 6, 2021 is the record date, Mitsubishi UFJ Morgan Stanley Securities adopted the market share price ratio to the closing price for one (1) month, three (3) months and six (6) months until the record date on the Tokyo Stock Exchange.

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Calculation of the value through the DCF analysis is based on the profit and investment plans in the financial forecast presented by the management of Maruka and Furusato, the synergy effects of the Integration, the results of the due diligence on Maruka and Furusato, and any other various elements such as publicly available information, which both companies agreed to use for calculation purposes. The financial forecast of Maruka used in the calculation include such fiscal years in which a significant increase or decrease in profit is expected. In addition, the financial forecasts of Furusato used in the calculation do not include such fiscal years in which a significant increase or decrease in profit is expected. Specifically, in the fiscal years ending on November 2021 and November 2022, a significant increase in profit is expected compared to the previous fiscal year, reflecting a recovery from the worsening profit caused by the spread of the novel coronavirus (COVID-19).

The calculation results of the number of common shares of the Joint Holding Company to be allotted for each common share of Maruka under each method are as follows:

Adopted Method	Calculation Results of Share Transfer Ratio
Market share price analysis	1.49 - 1.52
Comparable company analysis	0.96 - 1.70
DCF Analysis	1.07 - 1.59

(Note) Mitsubishi UFJ Morgan Stanley Securities, in calculating the Share Transfer Ratio, relied upon the information furnished by Maruka or Furusato, publicly available information and any other similar information in their original form, in principle. Mitsubishi UFJ Morgan Stanley Securities assumes that such information is all accurate and complete, and has not independently verified such accuracy and completeness. Mitsubishi UFJ Morgan Stanley Securities has not independently valued and/or assessed the assets and liabilities (including any off-balance-sheet assets and liabilities, and other contingent liabilities) of Maruka, Furusato, and their respective affiliates, nor has it engaged any third party institution for an appraisal or assessment. In addition, Mitsubishi UFJ Morgan Stanley Securities assumed that the financial forecasts of Maruka and Furusato were reasonably prepared pursuant to the best forecasts and judgments available as of May 6, 2021 of Maruka and Furusato. The calculation by Mitsubishi UFJ Morgan Stanley Securities reflects said information until May 6, 2021.

(3)	Treatment of Application for Listing of the Joint Holding Company

Maruka and Furusato will apply for listing of the shares of the newly-established Joint Holding Company on the Tokyo Stock Exchange. Shares of the Joint Holding Company are expected to be listed on October 1, 2021. Furthermore, the shares of each of Maruka and Furusato, which will become wholly-owned subsidiaries of the Joint Holding Company through the Share Transfer, are scheduled to be delisted from the Tokyo Stock Exchange on September 29, 2021, prior to the listing of the shares of the Joint Holding Company.

The actual listing date for shares in the Joint Holding Company and delisting date for the shares in Maruka and Furusato will be determined in accordance with the regulations of the Tokyo Stock Exchange.

(4)	Measures to Ensure Fairness

Maruka and Furusato have implemented the following measures to ensure the fairness of the Share Transfer Ratio or any other fairness of the Share Transfer:

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(i)	Acquirement of calculation reports from the independent calculation agent

Maruka, on behalf of its shareholders, received a share transfer ratio calculation report on May 6, 2021 from Nomura Securities, which is a calculation agent independent from Maruka and Furusato. Please refer to “(2) Matters Concerning Calculation” under “3. Grounds for Details of Allotment in the Share Transfer” above for a summary of report.

On the other hand, Furusato, on behalf of its shareholders, received a share transfer ratio calculation report on May 6, 2021 from Mitsubishi UFJ Morgan Stanley Securities, which is a calculation agent independent from Maruka and Furusato. Please refer to “(2) Matters Concerning Calculation” under “3. Grounds for Details of Allotment in the Share Transfer” above for a summary of the report.

(ii)	Advices from independent law firms

Maruka has obtained advices from Kitahama Partners as the legal advisor for the Share Transfer, from a legal standpoint with respect to the procedures for the Share Transfer and the methods and/or processes of decision making by the board of directors.

On the other hand, Furusato has obtained advice from Anderson Mori & Tomotsune as the legal advisor for the Share Transfer, from a legal standpoint with respect to the procedures for the Share Transfer and the methods and/or processes of decision making by the board of directors.

Anderson Mori & Tomotsune and Kitahama Partners are independent from Maruka and Furusato, respectively, and do not have any material interest with them.

(5)	Measures to Avoid Conflicts of Interest

There is no particular conflict of interest between Maruka and Furusato in connection with the Share Transfer, and therefore no special measures have been taken.

4.	Profile of Relevant Parties to Share Transfer
(1)	Trade Name	Maruka Corporation	Furusato Industries, Ltd.
(2)	Location	2-2-5 Minamishin-machi, Chuo-ku, Osaka 540-0024	1-2-10 Minamishin-machi, Chuo-ku, Osaka 540-0024
(3)	Name and Title of Representative	Kunihiko Iida President and Representative Director	Ryohei Furusato President and Representative Director
(4)	Principal Business	Sales of industrial and construction machinery	Sales of steel frame building supplies Sales of machinery and tools Manufacture and sales of steel frame building supplies Services incidental thereto
(5)	Paid-in Capital	JPY 1,414 million (as of February 28, 2021)	JPY 5,232 million (as of March 31, 2021)
(6)	Date of Establishment	December 16, 1946	May 19, 1959

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(7)	Number of Issued and Outstanding Shares	9,327,700 (as of February 28, 2021)		14,574,366 (as of March 31, 2021)
(8)	Fiscal Year End	November 30		March 31
(9)	Number of Employees	698 (as of November 30, 2020)		1,098 (as of March 31, 2021)
(10)	Principal Business Partners	DAIHATSU MOTOR CO., LTD. Nissan Motor Co., Ltd.		Daiwa House Industry Co., Ltd. Sekisui House, Ltd.
(11)	Principal Banks of Account	Resona Bank, Limited. MUFG Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation		MUFG Bank, Ltd. Resona Bank, Limited. Mitsubishi UFJ Trust and Banking Corporation Sumitomo Mitsui Banking Corporation
(12)	Principal Shareholders and Shareholding Ratio	THE SFP VALUE REALIZATION MASTER FUND LIMITED (Standing agent: Tachibana Securities Co., Ltd.)	7.03%	FRT, Ltd.	18.97%
		Kobelco Construction Machinery Co., Ltd.	7.00%	MUFG Bank, Ltd.	4.88%
		Nachi-Fujikoshi Corp.	6.79%	The Master Trust Bank of Japan, Ltd. (Trust account)	4.84%
		THE CHASE MANHATTAN BANK, N. A. LONDON SPECIAL OMNIBUS SECS LENDING ACCOUNT (Standing agent: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	5.05%	Nippon Life Insurance Company (Standing agent: The Master Trust Bank of Japan, Ltd.)	3.42%
		Aioi Nissay Dowa Insurance Co., Ltd.	4.71%	Ryohei Furusato	2.77%
		Resona Bank, Limited.	4.12%	Shinsho Corporation	2.66%
		STATE STREET CLIENT OMNIBUS ACCOUNT OM 44 (Standing agent: Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch, Custody Service Department)	3.07%	HANWA CO., LTD.	2.37%
		MUFG Bank, Ltd.	3.00%	Custody Bank of Japan, Ltd. (Trust account)	2.28%
		Custody Bank of Japan, Ltd. (Trust account)	2.68%	Furusato Group Employee Stock Ownership Plan	2.20%
		The Master Trust Bank of Japan, Ltd. (Trust account)	2.43%	SEIWA CHUO HOLDINGS CORPORATION	2.02%

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(13)	Relationship between Parties to the Share Transfer
Capital Relationship	Not applicable.
Personnel Relationship	Not applicable.
Business Relationship	Not applicable.
Relationship with Related Parties	Not applicable.
(14)	Consolidated Results for the Latest Three Fiscal Years
	Maruka (consolidated)			Furusato (consolidated)
Fiscal Year End	November 2018	November 2019	November 2020	March 2019	March 2020	March 2021
Consolidated Net Assets (JPY million)	21,073	23,248	23,159	40,690	42,302	44,261
Consolidated Total Assets (JPY million)	49,012	51,528	42,630	66,988	67,083	66,512
Consolidated Net Assets per Share (JPY)	2,428.89	2,676.84	2,692.84	2,806.90	2,908.60	3,036.29
Consolidated Net Sales (JPY million)	64,511	69,197	53,216	107,873	104,619	89,478
Consolidated Operating Income (JPY million)	2,610	2,700	1,459	4,040	3,973	2,778
Consolidated Ordinary Income (JPY million)	2,850	2,741	1,591	4,416	4,334	3,116
Consolidated Net Income (JPY million)	1,922	2,694	891	2,893	2,808	1,935
Consolidated Net Income per Share (JPY)	227.64	318.94	106.76	199.57	193.71	133.53
Dividend per Share (JPY)	45	52	44	60.00	58.50	40.50

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5.	Profile of Joint Holding Company to be Established through Share Transfer
(1) Trade Name	MARUKA FURUSATO Corporation
(2) Location of Head Office	1-2-10 Minamishin-machi, Chuo-ku, Osaka
(3) Representatives and Directors (Scheduled)	Chairman and Representative Director	Kunihiko Iida
	President and Representative Director	Ryohei Furusato
	Director	Toshiaki Takeshita
	Director	Katsuhiro Yamashita
	Director	Tsunehisa Namba
	Outside Director	Kazuaki Kotani
	Outside Director	Hiroyuki Nakatsukasa
	Outside Director	Junko Takechi
	Standing Auditor	Satoshi Onishi
	Outside Auditor	Kyoko Hikita
	Outside Auditor	Yasuo Sasaki
(4) Principal Business	Management of subsidiaries and any and all businesses incidental or related thereto
(5) Paid-in Capital	JPY 5,000 million
(6) Fiscal Year End	December 31
(7) Net Assets	Undetermined at present
(8) Total Assets	Undetermined at present

6.	Outline of Accounting Treatment

The Share Transfer will be treated as a “purchase” under the Accounting Standards for Business Combinations and accordingly, the purchase method is expected to apply. As a result of the application of the purchase method, goodwill (or negative goodwill) is expected to arise from the consolidated financial accounts of the Joint Holding Company. The amount of goodwill has not been determined at present.

7.	Future Outlook

The management policy, business plan, performance forecasts and other matters of the Joint Holding Company will be discussed by both companies and details will be announced once they are finalized.

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